UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 26, 2008
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant on, and dated, February 26, 2008, and entitled “Nova and Sokudo Integrate NovaScan CD Metrology on RF3 Track Systems”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: February 26, 2008

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Nova and Sokudo Integrate NovaScan CD Metrology
on RF3 Track Systems

Kyoto, Japan and Rehovot, Israel – February 26, 2008 – Sokudo Co., Ltd. and Nova Measuring Instruments Ltd. today announced that Nova’s optical critical dimension (CD) metrology platform has been qualified on Sokudo’s RF3 coat/develop track systems. The combined solution provides less than 0.8 nanometer (nm), 3 sigma CD uniformity and, through Sokudo’s suite of bake technology, offers customers the processing flexibility to meet their most challenging process control requirements in volume production.

The RF3 coat/develop track platform, which includes the RF3S and RF3T systems, is Sokudo’s most advanced lithography track platform, and has demonstrated high productivity and reliability for advanced manufacturing. Its flexible architecture provides customers with an extendible platform solution for both dry and immersion lithography. Nova’s NovaScan® 3090Next Integrated Metrology (IM) with NovaMARS advanced modeling and application development software was qualified on the RF3 platform at Applied’s Maydan Technology Center in Sunnyvale, CA. Sokudo’s RF3S system with integrated NovaScan CD metrology began shipping to customers in January, 2008.

According to Mohsen Salek, general manager of Sokudo, “We teamed with Nova to integrate optical metrology on our systems because of Nova’s strong optical CD and CD modeling technology. The addition of the NovaScan® and NovaMARS platforms to Sokudo’s products strengthens Sokudo’s ability to provide customers with the most advanced track solutions.”

The NovaScan 3090Next is an advanced metrology platform for Optical CD Control & shape-profiling, implementing polarized normal incidence spectroscopic scatterometry with an extended Deep UV (DUV) and IR spectral range. It provides the high throughput, reliability and tool-to-tool matching required for high volume measurements on the RF3. The NovaMARS delivers an automatic solution for advanced structure modeling and application development for the 45nm technology node and beyond – and can be used both for optical CD and for scatterometry overlay applications.

Avi Magid, executive vice president of Global Business at Nova, adds: “The RF3 coat/develop system incorporates several significant advances in track equipment technology and provides leading CD control, throughput, and reliability. We are happy to be working with Sokudo to further complement the track’s technology with the leading integrated metrology solution. This collaboration is a significant step towards the proliferation of integrated metrology into the lithography manufacturing process “

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced metrology solutions to the semiconductor process control market. The company is the provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The company’s website is www.nova.co.il.

About Sokudo: Sokudo Co., Ltd., headquartered in Kyoto, Japan, is a joint venture company owned by Dainippon Screen Mfg. Co., Ltd. and Applied Materials, Inc. for the advancement of semiconductor coat/develop track equipment. The company’s website is www.sokudo.com.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding our anticipated market position, trends, demand for our products, expected deliveries, expected revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements or the applicability of those requirements to Nova and changes in customer demand for our products. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 11, 2007. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.